                                  SCHEDULE 13D
                                 (Rule 13-d-101)

Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)

                         FIRST CAPITAL BANCSHARES, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)



                                   31941G 10 1
                                 (CUSIP Number)

                              Bernard Odell Jeffers
                               Evelyn Faye Jeffers
                               7914 Low Tide Court
                            Pasadena, Maryland 21122
                                 (410) 437-1401
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 2001
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [__].

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CUSIP NO. 31941G 10 1
          -----------
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY).

      Bernard Odell Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1)
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF and PF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock, $0.01 par value per
     OWNED BY             share (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0% of the issued and outstanding shares of Common Stock, $0.01 par value per share (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                        2

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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      Evelyn Faye Jeffers
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
      This is a joint filing pursuant to Rule 13d-1(k)(1)
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF and AF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock, $0.01 par value per
                          share
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock, $0.01 par value per
     OWNED BY             share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock, $0.01 par value per
                          share
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares of Common Stock, $0.01 par value per
                          share
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0- shares of Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0% of the issued and outstanding shares of Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

     This Schedule 13D was originally filed on September 14, 2001 and then amended on October 10, 2001 inadvertently under First Capital Bancshares, Inc. of Ohio, rather than First Capital Bancshares, Inc. of South Carolina. The inadvertent filing was recently discovered and therefore this filing is being made under the correct issuer.

                                        3

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation (the "Company"). The principal executive offices of the Company are located at 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by Bernard Odell Jeffers and Evelyn Faye Jeffers. Mr. Jeffers is in the business of selling motorcycles, boats and jet skies for Rosedale Cycle World, Inc., located at 5808 Ritchie Highway, Baltimore, Maryland 21225. Ms. Jeffers is not currently employed. Mr. and Mrs. Jeffers reside at 7914 Low Tide Court, Pasadena, Maryland 21122 and both are citizens of the United States of America.

         None of the above-listed reporting persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. and Mrs. Jeffers used $245,937.50 of their personal funds to purchase 37,500 of the 61,980 shares described in Item 5 and borrowed $244,800 from Rosedale Cycle World, Inc., a Maryland corporation wholly owned by Bernard Odell Jeffers, to purchase the remaining 24,480 shares described in Item 5.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. and Mrs. Jeffers acquired all of the shares in the Company discussed in Item 5 below for investment purposes and, as of the dates of such purchases, not with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Mr. and Mrs. Jeffers may acquire additional shares in the Company from time to time in open market transactions.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         On August 15, 2002, Mr. and Mrs. Jeffers sold 59,380 shares of the Company's Common Stock at a price of $8.05 per share for a total of $478,009. This sale divested Mr. and Mrs. Jeffers of all of their shares in the Company.

         Prior to the August sale described above, Bernard Odell Jeffers' and Evelyn Faye Jeffers' aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equaled 59,380 shares and 10.5%, respectively, of the Company's Common Stock, $0.01 par value per share. This amount of shares was held of record jointly by

                                       4

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Bernard Odell Jeffers and Evelyn Faye Jeffers and was the sum of: (a) 18,000
shares purchased at $6.50 per share, or a total of $117,000, on July 30, 2001;
(b) 17,000 shares purchased at $6.50 per share, or a total of $110,500 on July 31, 2001; (c) 2,500 shares purchased at $7.375 per share, or a total of $18,437.50 on August 31, 2001; and (d) 24,480 shares purchased at $10.00 per share, or a total of $244,800, on September 11, 2001. Of the 24,480 shares purchased on September 11, 2001, 2,600 shares were subsequently sold by the Jeffers as of September 24, 2001 at $10.00 per share, or a total of $26,000.

         Mr. and Mrs. Jeffers had shared power to vote or direct the vote and to dispose or direct the disposition of 61,980 shares of the Company's Common Stock. Neither Mr. Jeffers nor Mrs. Jeffers had sole power to vote or direct the vote or dispose or direct the disposition of any shares of the Company's Common Stock.

         Except as described herein, none of the above-listed persons have effected any transactions in the Company's securities beneficially owned by them during the past 60 days. No persons other than those listed above are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Joint Acquisition Statement as required by Rule 13d-1(k)(1)(iii).


                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2002


                                          /s/ Bernard Odell Jeffers
                                          -----------------------------------
                                          Bernard Odell Jeffers


                                          /s/ Evelyn Faye Jeffers
                                          -----------------------------------
                                          Evelyn Faye Jeffers

                                       5

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                                    EXHIBIT 1

                           Joint Acquisition Statement

         The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached is filed on behalf of each of the undersigned.

Dated:   August 29, 2002


                                           /s/ Bernard Odell Jeffers
                                           -----------------------------------
                                           Bernard Odell Jeffers


                                           /s/ Evelyn Faye Jeffers
                                           -----------------------------------
                                           Evelyn Faye Jeffers